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Exhibit 23.1


            CONSENT OF INDEPENDENT AUDITORS


      We consent to the incorporation by reference in this Annual Report (Form 10-K) of Executive Risk Inc. of our report dated February 7, 1997, included in the 1996 Annual Report to Stockholders of Executive Risk Inc.

      Our audits also included the financial statement schedule of Executive Risk Inc. listed in Item 14. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                                /s/ Ernst & Young LLP

Stamford, Connecticut
February 7, 1997


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